Exhibit 1

ENGINE NO. 1 SENDS LETTER TO EXXONMOBIL BOARD COUNTERING COMPANY’S CLAIMS OF PROGRESS ON EMISSIONS AND LONG-TERM STRATEGY

Engine No. 1’s Letter Details Review with Experts of ExxonMobil’s Recent Claims Regarding

Paris Agreement Consistency and Carbon Capture

Engine No. 1’s Nominees Have the Relevant Experience and Skills to Better Position the Company for Long-Term, Sustainable Value Creation

SAN FRANCISCO – February 22, 2021 – Engine No. 1, which has nominated four highly qualified, independent director candidates to the Exxon Mobil Corporation (NYSE: XOM) (“ExxonMobil” or the “Company”) Board of Directors (the “Board”), today sent a letter to the Board analyzing the Company’s recent claims regarding Paris Agreement consistency, emissions reductions, and carbon capture investments. In each case, Engine No. 1 believes that scrutiny of ExxonMobil’s claims reveals that the Company’s efforts fall short of what is needed to position ExxonMobil for long-term value creation in a rapidly changing world, and highlights the significant long-term risks associated with the Company’s current business model.

In its letter, Engine No. 1 notes, that while ExxonMobil has gone from dismissing emissions reduction goals as a “beauty competition” to claiming repeatedly this month that its emissions reduction plans are consistent with the Paris Agreement, ExxonMobil’s methodology omits the majority of the Company’s emissions. Furthermore, Engine No. 1 believes that ExxonMobil’s claims of consistency with the Paris Agreement fall far short of targeting net zero emissions by 2050 and that the Company’s investments in carbon capture are highly unlikely to allow ExxonMobil to avoid the need to evolve its business over the long-term.

In its letter, Engine No. 1 stated, “None of the Company’s new claims change its long-term trajectory which would grow total emissions for decades to come. This is not consistent with, but rather runs directly counter to the goals of the Paris Agreement. We also continue to believe that without new members of the Board with the necessary expertise and experience, ExxonMobil will have little choice but to continue seeking to create the appearance of transformative long-term change, rather than working to make it a reality.”

“This is not just a climate issue but a fundamental investor issue – no different than capital allocation or management compensation – given the immense risk to ExxonMobil’s current business model in a rapidly changing world,” Engine No. 1 also stated in its letter.

Engine No. 1 stated in closing that, “While the Company has pointed to the frequency with which the Board refreshes itself, we believe it is telling that such refreshment over the years has not been accompanied by a new direction or material progress on these issues. We believe that enhancing the Company’s long-term future requires a clean break with the past, and we look forward to continuing to make the case for real change at ExxonMobil.”

The full text of the letter is available here.

Additional information regarding Engine No. 1’s campaign to reenergize ExxonMobil may be found at www.ReenergizeXOM.com.

About Engine No. 1

Engine No. 1 is an investment firm purpose-built to create long-term value by driving positive impact through active ownership. The firm also will invest in public and private companies through multiple strategies. For more information, please visit: www.Engine1.com.

Media Contacts

Gasthalter & Co.

Jonathan Gasthalter/Amanda Klein

212-257-4170

Engine1@gasthalter.com

Investor Contacts:

Innisfree M&A Incorporated

Scott Winter/Gabrielle Wolf

212-750-5833

Important Information

Engine No. 1 LLC, Engine No. 1 LP, Engine No. 1 NY LLC, Christopher James, Charles Penner (collectively, “Engine No. 1”), Gregory J. Goff, Kaisa Hietala, Alexander Karsner, and Anders Runevad (collectively and together with Engine No. 1, the “Participants”) intend to file with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and accompanying form of WHITE proxy to be used in connection with the solicitation of proxies from the shareholders of Exxon Mobil Corporation (the “Company”). All shareholders of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants when they become available, as they will contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying WHITE proxy card will be furnished to some or all of the Company’s shareholders and will be, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/.

Information about the Participants and a description of their direct or indirect interests by security holdings is contained in a Schedule 14A filed by the Participants with the SEC on December 11, 2020. This document is available free of charge from the source indicated above.

Disclaimer

This material does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. In addition, the discussions and opinions in this press release and the material contained herein are for general information only, and are not intended to provide investment advice. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are “forward-looking statements,” which are not guarantees of future performance or results, and the words “anticipate,” “believe,” “expect,” “potential,” “could,” “opportunity,” “estimate,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this press release and the material contained herein that are not historical facts are based on current expectations, speak only as of the date of this press release and involve risks that may cause the actual results to be materially different. Certain information included in this material is based on data obtained from sources considered to be reliable. No representation is made with respect to the accuracy or completeness of such data, and any analyses provided to assist the recipient of this material in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should also not be viewed as factual and also should not be relied upon as an accurate prediction of future results. All figures are unaudited estimates and subject to revision without notice. Engine No. 1 disclaims any obligation to update the information herein and reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Past performance is not indicative of future results. Engine No. 1 has neither sought nor obtained the consent from any third party to use any statements or information contained herein that have been obtained or derived from statements made or published by such third parties. Except as otherwise expressly stated herein, any such statements or information should not be viewed as indicating the support of such third parties for the views expressed herein.